News Release

For immediate release

Gildan Activewear Announces Record Results for a Fiscal Quarter
– Third Quarter Adjusted EPS of U.S. $0.95, Up 44% from Q3 2012 and at Top End of Guidance Range –
– Strong Retailer Sales to Consumers of New National Gildan® Branded Underwear Program –
– New Programs Secured for Fiscal 2014 as Supply Chain Partner for Global Athletic and Lifestyle Brands –
– 2013 Full Year Adjusted EPS Guidance Further Narrowed to High End of Prior Range –

Montréal, Thursday, August 1, 2013 – Gildan Activewear Inc. (GIL; TSX and NYSE) today announced its results for its third fiscal quarter ended June 30, 2013. Earnings were a record for a fiscal quarter, and were at the top end of the guidance range which the Company had most recently updated on May 2, 2013. The Company also further narrowed its earnings guidance for the full fiscal year, and reconfirmed its full year guidance for net sales revenues.

Third Quarter Results

Net earnings were U.S. $115.8 million or U.S. $0.94 per share on a diluted basis for the third fiscal quarter ended June 30, 2013, compared with net earnings of U.S. $78.6 million or U.S. $0.64 per share for the third quarter of fiscal 2012. Net earnings included after-tax restructuring and acquisition-related costs amounting to U.S. $0.7 million in the third quarter of fiscal 2013 and U.S. $1.6 million in the third quarter of the prior year. Before restructuring and acquisition-related costs, adjusted net earnings for the third quarter of fiscal 2013 were U.S. $116.5 million or U.S. $0.95 per share, up 45.3% and 43.9%, respectively, compared to adjusted net earnings of U.S. $80.2 million or U.S. $0.66 per share in the third quarter of last year.

The Company had previously projected adjusted net earnings of U.S. $0.92-$0.95 per share for the third quarter, when it reported its second quarter results on May 2, 2013. Operating income for both operating segments was in line with forecast. The benefit of lower than projected promotional discounts in Printwear was essentially offset by lower than forecast Printwear sales volumes due to production capacity constraints which limited the Company’s ability to fully capitalize on seasonal peak demand for activewear during the third quarter.

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The growth in the Company’s net earnings compared to the third quarter of last year was due to lower cotton costs, higher unit sales volumes in both operating segments, more favourable branded product-mix in Branded Apparel, increased supply chain and manufacturing efficiencies and lower financial expenses, partially offset by lower net selling prices for Printwear, increased selling, general and administrative expenses and higher income taxes. On July 31, 2013, the Company announced selling price reductions for certain printwear products, and applied the benefit of these selling price reductions to distributor inventories. The impact of the distributor inventory devaluation discount included in results for the third quarter was approximately U.S. $0.05 per share.

Net sales in the third quarter amounted to U.S. $614.3 million, up 2.3% from U.S. $600.2 million in the third quarter of fiscal 2012. Net sales for the quarter were slightly below the Company’s guidance of approximately U.S. $630 million due to the production capacity constraints which limited the Company’s ability to fully capitalize on seasonal peak demand for activewear in both North American and international printwear markets, partially offset by lower than projected promotional discounts.

Net sales for the Printwear segment amounted to U.S. $433.0 million, down 3.6% from U.S. $449.3 million in the third quarter of fiscal 2012. In spite of capacity constraints, unit sales volumes increased by 4.1%. However, the positive impact on net sales of higher unit sales volumes was more than offset by the reduction in net selling prices compared to last year.

Net sales for Branded Apparel were U.S. $181.4 million, up 20.1% from U.S. $150.9 million in the third quarter of last year. The growth in sales for the Branded Apparel segment was due to the impact of new Gildan® branded underwear and activewear programs for retail customers, increased sales to global athletic and lifestyle brands, and slightly higher sock sales compared to the third quarter of last year.

During the third quarter of fiscal 2013, the Company began shipment of its first major Gildan® branded underwear program to a national mass-market retailer. Initial retailer sales of the Gildan® underwear products are very strong, and consumer demand is well in excess of expectations. In addition, men’s Gold Toe® branded sock programs also achieved increased market share penetration following the Company’s recent investments in marketing and advertising to further enhance the equity of the brand. The Company’s new Gold Toe G® underwear and activewear programs in the department store and national chain channels targeting a younger consumer demographic are achieving good penetration and success. The Company is continuing to obtain new placement of branded programs, including the introduction of the Gildan Platinum™ brand in national chains and department stores.

Although the Company is primarily focused on the development of its Gildan® and Gold Toe® brands, it has also been successful in securing important new programs for fiscal 2014 as a supply chain partner for global athletic and lifestyle brands, which are seeking to consolidate sourcing with large-scale manufacturers strategically located in the Western Hemisphere. The acquisition, on June 21, 2013, of New Buffalo Shirt Factory Inc. (New Buffalo) provides the Company

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with screenprinting and decorating capabilities which will position it to further enhance its sourcing solutions for these brands.

The Company achieved consolidated gross margins in the third quarter of 31.5%, compared to 23.9% in the third quarter of last year. The improvement in gross margins for the third quarter of fiscal 2013 compared to the third quarter last year reflected the impact of lower-cost cotton, increased supply chain and manufacturing efficiencies due primarily to the ramp-up of Rio Nance V and cost reduction projects including the biomass project at Rio Nance, the non-recurrence of the write-off of obsolete manufacturing equipment at Rio Nance I in the third quarter of fiscal 2012, and a higher-value product-mix for Branded Apparel. These positive factors were partially offset by the impact of lower net selling prices for Printwear, including the distributor inventory devaluation discount.

SG&A expenses in the third quarter were U.S. $69.9 million, or 11.4% of net sales, compared with U.S. $57.2 million, or 9.5% of net sales, in the third quarter of last year. The increase in SG&A expenses continued to reflect increased marketing and advertising expenses and increased variable performance-driven compensation expenses.

In the third quarter, the Printwear segment reported operating income of U.S. $119.2 million, up 33.3% compared to U.S. $89.5 million in the third quarter of fiscal 2012. The more favourable results for the Printwear segment were primarily due to the impact of lower cotton costs together with increased manufacturing efficiencies and higher unit sales volumes, partially offset by lower net selling prices and higher SG&A expenses. The Branded Apparel segment reported quarterly operating income of U.S. $27.3 million, up 92.6% compared with U.S. $14.2 million in the third quarter of fiscal 2012. Branded Apparel operating margins were 15.1%, compared to 9.4% in the third quarter last year, notwithstanding the SG&A infrastructure and continuing investment in marketing expenses to position the Branded Apparel business for long-term growth. The improved results for Branded Apparel were primarily due to lower cotton costs, sales volume growth and a higher-valued branded product-mix, partially offset by higher SG&A expenses.

During the third quarter of fiscal 2013, the Company generated free cash flow of U.S. $149.8 million, which was utilized to reduce bank indebtedness, pay the quarterly dividend and finance the acquisition of New Buffalo. The Company ended the third quarter of the fiscal year with net indebtedness of U.S. $4.9 million, after taking account of U.S. $120.1 million of cash and cash equivalents.

Year-To-Date Sales and Earnings

Net sales revenues for the first nine months of fiscal 2013 amounted to U.S. $1,558.1 million, up 12.4% from U.S. $1,386.6 million in fiscal 2012. The increase in net sales versus fiscal 2012 was due to the acquisition of Anvil, organic growth in Printwear unit sales volumes, and growth in sales of Gildan® branded activewear and underwear to retail customers. These factors were partially offset by lower net selling prices for Printwear and lower sales of socks.

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Net earnings in the first nine months of fiscal 2013 were U.S. $223.4 million or U.S. $1.82 per share on a diluted basis, compared to U.S. $59.4 million or U.S. $0.49 per share in the first nine months of fiscal 2012. Adjusted net earnings before restructuring and acquisition-related costs amounted to U.S. $228.3 million or U.S. $1.86 per share, compared to U.S. $62.2 million or U.S. $0.51 per share in fiscal 2012. The increase in adjusted EPS in fiscal 2013 compared to last year reflected significantly improved results in both Printwear and Branded Apparel, due to lower cotton costs, higher unit sales volumes, including the impact of the acquisition of Anvil, more favourable product-mix and lower financial expenses, partially offset by lower Printwear net selling prices, increased selling, general and administrative expenses, and higher income taxes.

Outlook

The Company now expects full year adjusted EPS to be U.S. $2.67-$2.70, compared to its previous guidance range of U.S. $2.65-$2.70. Adjusted EPS for the fourth quarter of fiscal 2013 is therefore projected to be U.S. $0.81-$0.84. The Company continues to project net sales revenues for fiscal 2013 to be slightly in excess of U.S. $2.15 billion. Net sales for Printwear are projected to be approximately U.S. $1.45 billion, and net sales for Branded Apparel are projected to be slightly in excess of U.S. $0.7 billion. The material assumptions underlying the Company’s guidance are essentially unchanged, including the assumption that there is no major change in market and economic conditions.

The Company’s projected adjusted EPS for the fourth fiscal quarter of U.S. $0.81-$0.84 reflects growth of 4%-8% compared with strong prior year comparative adjusted EPS of U.S. $0.78 in the fourth quarter of fiscal 2012. The projected increase in EPS in the fourth quarter compared with the fourth quarter of last year reflects lower cotton costs together with assumed higher unit sales volumes and more favourable product-mix for both Printwear and Branded Apparel, together with increased supply chain and manufacturing efficiencies, which are projected to be largely offset by lower net selling prices for Printwear, higher SG&A expenses and higher income taxes. Net sales revenues in the fourth quarter are projected to be in excess of U.S. $600 million, representing an increase of over 7% from net sales of U.S. $561.7 million in the fourth quarter of fiscal 2012. Gross margins in the fourth quarter are expected to decline slightly compared to the third quarter, in part due to sequentially higher costs of cotton. The margin impact of the selling price reductions for certain products in Printwear is projected to be essentially offset by assumed lower promotional activity, although margins will be slightly impacted by the balance of the July 31 distributor inventory devaluation discount.

The Company is continuing to implement all of the capital expenditure projects for capacity expansion, new product technology and manufacturing cost reductions which it has previously announced, including completion of the ramp-up of Rio Nance V, refurbishment of Rio Nance I and the upgrading of equipment at the former Anvil facility, significant investments in vertical integration in yarn-spinning, further biomass projects and the expansion of distribution capacity. The ramp-up of Rio Nance I is beginning in the fourth quarter of fiscal 2013. The Company is currently analyzing options for the further expansion of vertically-integrated textile production capacity, in order to support its planned sales growth. The Company is projecting full year capital expenditures in fiscal 2013 of approximately U.S. $175 million, compared to its prior

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forecast of approximately U.S. $200 million, as a result of the timing of the delivery of new equipment. Free cash flow for fiscal 2013 is projected to be approximately U.S. $225 million.

The Company expects to have essentially no net indebtedness at the end of the fiscal year, and plans to assess whether to unwind its interest rate swaps based on its projected cash requirements in fiscal 2014 to finance its further investments in capital expenditures and potential complementary acquisitions, as well as other possible uses of its cash flow. The unrealized loss on the interest rate swaps is currently approximately U.S. $5 million. The Company’s earnings guidance does not take account of the possible charge to unwind interest rate swaps if it is no longer economic to maintain such interest rate swaps.

Declaration of Quarterly Dividend

The Board of Directors has declared a cash dividend of U.S. $0.09 per share, payable on September 9, 2013 to shareholders of record on August 15, 2013. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

Disclosure of Outstanding Share Data

As of July 31, 2013, there were 121,791,301 common shares issued and outstanding along with 1,085,033 stock options and 845,313 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

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Consolidated Financial Data - unaudited

(in US$ millions, except per share amounts or otherwise indicated)	Q3 2013	Q3 2012	YTD 2013	YTD 2012
Net sales	614.3	600.2	1,558.1	1,386.6
Gross profit	193.3	143.5	457.1	235.9
SG&A expenses	69.9	57.2	212.8	162.0
Operating income	121.9	82.6	236.6	68.4
EBITDA(1)	151.3	116.2	315.0	142.6
Net earnings	115.8	78.6	223.4	59.4
Adjusted net earnings(1)	116.5	80.2	228.3	62.2

Diluted EPS	0.94	0.64	1.82	0.49
Adjusted diluted EPS(1)	0.95	0.66	1.86	0.51

Gross margin	31.5%	23.9%	29.3%	17.0%
SG&A expense as a percentage of sales	11.4%	9.5%	13.7%	11.7%
Operating margin	19.8%	13.8%	15.2%	4.9%

Cash flows from operations	172.4	158.3	242.7	48.9
Free cash flow(1)	149.8	142.4	151.4	(13.9)

			June 30,	September 30,
As at			2013	2012
Inventories			602.0	553.1
Trade accounts receivable			264.8	260.6
Net indebtedness(1)			4.9	110.6
(1) Please refer to "Non-GAAP Financial Measures" in this press release.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Segmented Financial Data - unaudited

(in US$ millions)	Q3 2013	Q3 2012	YTD 2013	YTD 2012
Segmented net sales:
Printwear	433.0	449.3	1,044.7	957.4
Branded Apparel	181.4	150.9	513.4	429.2
Total net sales	614.4	600.2	1,558.1	1,386.6

Segment operating income:
Printwear	119.2	89.5	252.4	108.7
Branded Apparel	27.3	14.2	60.4	17.7
Total segment operating income	146.5	103.7	312.8	126.4
Corporate and other(1)	(24.7)	(21.1)	(76.2)	(58.0)
Total operating income	121.8	82.6	236.6	68.4
(1) Includes corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

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Information for Shareholders

Gildan Activewear Inc. will hold a conference call to discuss these results today at 8:30 AM ET. The conference call can be accessed by dialing (800) 447-0521 (Canada & U.S.) or (847) 413-3238 (international) and entering passcode 35232211, or by live sound webcast on Gildan's website ("Investor Relations" section) at the following address: http://www1.gildan.com/corporate/IR/webcastPresentations.cfm. If you are unable to participate in the conference call, a replay will be available starting that same day at 11:00 AM ET by dialing (888) 843-7419 (Canada & U.S.) or (630) 652-3042 (international) and entering passcode 35232211#, until Saturday, August 31, 2013 at midnight, or by sound webcast on Gildan's corporate website for 30 days following the live webcast.

This release should be read in conjunction with Gildan’s 2013 Third Quarter Management’s Discussion and Analysis dated July 31, 2013 and its unaudited condensed interim consolidated financial statements for the three and nine months ended June 30, 2013 (available at http://gildan.com/corporate/IR/quarterlyReports.cfm) which is incorporated by reference in this release, and which will be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission.

About Gildan

Gildan is a leading supplier of quality branded basic family apparel, including T-shirts, fleece, sport shirts, socks and underwear. The Company sells its products under a diversified portfolio of Company-owned brands, including the Gildan®, Gold Toe® and Anvil® brands and brand extensions, as well as under license agreements for the Under Armour® and New Balance® brands. The Company distributes its products in printwear markets in the U.S. and Canada, where Gildan® is the industry-leading brand, and the Company is increasing its penetration in international printwear markets. The Company is also one of the largest suppliers of branded athletic, casual and dress socks for a broad spectrum of retailers in the U.S. In addition to socks, the Company is developing Gildan® as a consumer brand for underwear and activewear.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America and the Caribbean Basin to efficiently service the replenishment needs of its customers in the printwear and retail markets. Gildan has over 33,000 employees worldwide and is committed to industry-leading labour and environmental practices in all of its facilities. More information about the Company and its corporate citizenship practices and initiatives can be found at its corporate websites www.gildan.com and www.genuinegildan.com, respectively.

Forward-Looking Statements

Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions, including, without limitation, our expectation with regards to

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unit volume growth, sales revenue, product-mix, selling, general and administrative expenses, earnings per share, capital expenditures, manufacturing efficiencies, selling prices, cotton costs and other manufacturing cost inputs, income tax rate, and free cash flow. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments” and “Risks and uncertainties” sections of the 2012 Annual MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

•
our ability to implement our growth strategies and plans, including achieving market share gains, obtaining and successfully introducing new sales programs, implementing cost reduction initiatives and completing and successfully integrating acquisitions;

•	the intensity of competitive activity and our ability to compete effectively;
•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;
•	our reliance on a small number of significant customers;
•	the fact that our customers do not commit contractually to minimum quantity purchases;
•	our ability to anticipate changes in consumer preferences and trends;
•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton and polyester fibres;
•	our dependence on a small number of key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;
•	the impact of climate, political, social and economic risks in the countries in which we operate or from which we source production;
•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics and other unforeseen adverse events;

•	changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•	compliance with applicable environmental, tax, trade, employment, health and safety, anti-corruption, privacy and other laws and regulations in the jurisdictions in which we operate;
•
our significant reliance on computerized information systems for our business operations, including our JD Edwards Enterprise Resource Planning (ERP) system which is currently being upgraded to the latest system release, Enterprise One;

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•
negative publicity as a result of violation of local labour laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	our dependence on key management and our ability to attract and/or retain key personnel;
•	changes to and failure to comply with consumer product safety laws and regulations;

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•	adverse changes in third party licensing arrangements and licensed brands;
•	our ability to protect our intellectual property rights;
•	changes in accounting policies and estimates;
•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices; and
•	the adverse impact of any current or future legal and regulatory actions.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Non-GAAP Financial Measures

This press release includes references to certain non-GAAP financial measures such as EBITDA, adjusted net earnings, adjusted diluted EPS, free cash flow, total indebtedness, and net indebtedness. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below.

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EBITDA

EBITDA is calculated as earnings before financial expenses, income taxes and depreciation and amortization and excludes the impact of restructuring and acquisition-related costs, as well as the equity earnings in investment in joint venture. The Company uses EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions)	Q3 2013	Q3 2012	YTD 2013	YTD 2012
Net earnings	115.8	78.6	223.4	59.4
Restructuring and acquisition-related costs	1.6	3.6	7.7	5.5
Depreciation and amortization	27.8	30.0	70.6	68.7
Financial expenses, net	1.5	3.5	5.4	8.5
Income tax expense	4.6	0.3	7.9	0.3
Equity loss in investment in joint venture	-	0.2	-	0.2
EBITDA	151.3	116.2	315.0	142.6
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Adjusted net earnings and adjusted diluted EPS

Adjusted net earnings and adjusted diluted earnings per share are calculated as net earnings and diluted earnings per share excluding restructuring and acquisition-related costs, net of related income tax recoveries. The Company uses and presents these non-GAAP measures to assess its operating performance from one period to the next without the variation caused by restructuring and acquisition-related costs, net of related income tax recoveries, that could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions, except per share amounts)	Q3 2013	Q3 2012	YTD 2013	YTD 2012
Net earnings	115.8	78.6	223.4	59.4
Adjustments for:
Restructuring and acquisition-related costs	1.6	3.6	7.7	5.5
Income tax recovery on restructuring and acquisition-related costs	(0.9)	(2.0)	(2.8)	(2.7)
Adjusted net earnings	116.5	80.2	228.3	62.2

Basic EPS	0.95	0.65	1.84	0.49
Diluted EPS	0.94	0.64	1.82	0.49
Adjusted diluted EPS	0.95	0.66	1.86	0.51
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

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Free cash flow

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and performance of its business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in its business or in business acquisitions, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in U.S.$ millions)	Q3 2013	Q3 2012	YTD 2013	YTD 2012
Cash flows from operating activities	172.4	158.3	242.7	48.9
Cash flows used in investing activities	(28.2)	(103.3)	(99.3)	(150.2)
Adjustment for:
Business acquisitions	5.6	87.4	8.0	87.4
Free cash flow	149.8	142.4	151.4	(13.9)
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Total indebtedness and Net indebtedness

Total indebtedness is defined as the total of bank indebtedness and long-term debt (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. The Company considers total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

	June 30,	September 30,
(in U.S.$ millions)	2013	2012
Long-term debt and total indebtedness	125.0	181.0
Cash and cash equivalents	(120.1)	(70.4)
Net indebtedness	4.9	110.6
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

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CONTACTS:
Investor Relations Laurence G. Sellyn, Executive Vice-President, Chief Financial and Administrative Officer Tel: (514) 343-8805 Email: lsellyn@gildan.com	Sophie Argiriou, Vice-President, Investor Communications Tel: (514) 343-8815 Email: sargiriou@gildan.com	Media Relations Stéphanie Gaucher, Manager, Corporate Communications Tel: (514) 343-8811 Email: sgaucher@gildan.com

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